Exhibit 3.1(c)

Articles of Amendment

to

Articles of Incorporation

of

ER URGENT CARE HOLDINGS, INC.
(Name of corporation as currently filed with the Florida Dept. of State)

P04000110513 (Document number of corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

(Must contain the word “corporation,” “company,” or “incorporated” or the abbreviation “Corp.,” “Inc.,” or “Co.”) (A professional corporation must contain the word “chartered”, “professional association,” or the abbreviation “P.A.”)

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Numbers) and/or Article Title(s) being amended. added or deleted: (BE SPECIFIC)

Article IV is hereby deleted in its entirety and replaced as follows:

The number of shares the Corporation is authorized to issue is 500,000,000, par value $.00001 share of common stock 10,000,000, par value $.00001, share of preferred stock. The Board of Directors of the Corporation authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any Series and the designation thereof.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

(continued)